Mail Stop 4561
      November 15, 2005

James M. Jack
President
Cascade Coaching Corp.
500-666 Burrard Street
Vancouver, British Columbia V6C 3P6

Re:	Cascade Coaching Corp.
      Form SB-2
      Filed on October 17, 2005
      File No. 333-128962

Dear Mr. Jack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please continue to monitor the updating requirements of Item 301(g) of Regulation S-B.
2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule
419." Refer to Securities Act Release No. 6932 (April 13, 1992). Please advise us why you do not believe you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any offerings of your securities would need to comply with Rule 419.
3. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 and must register any resale of your common stock under the Securities Act of 1933.
4. We note that you will be offering your securities for a period of
180 days from the effective date and may extend the offering for an additional 90 days if you so choose. As a result, please add a Rule
415 box to the cover page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a continuous basis. Refer to the Division of Corporation Finance
Manual of Publicly Available Telephone Interpretations, Section D, paragraph 36.
5. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
6. Please begin numbering the pages of the document at page one of the prospectus (i.e. the page you currently list as page 5 should be numbered page 1).
7. The basis for comparative factual assertions and for management`s belief in qualitative statements must be clear from the text of the registration statement or provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:
* "we believe that we will raise sufficient capital to begin our operations." (page 20)
* "we also believe that we should begin to see results from our marketing campaign within 30 days from its initiation, or 90 days from setting up our office." (page 22)
  Please revise or advise as appropriate.
8. We note on page F-4, that you sold 5,000,000 of your common shares to your founder at below par value. Please advise us if you were in compliance with the Nevada state securities laws in selling your common shares below their par value.
9. We note on page F-2 that your common stock is listed at a par value of .001. On pages 5 and 27, you state that the par value of your common stock is .00001. Please reconcile these disclosures.

Facing Page
10. We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there is no market for your shares this reliance appears to be inappropriate. Please revise or advise.

Prospectus Cover Page
11. Please retain the disclosure of the consequences of not escrowing funds but delete the cross-reference to Risk Factor 10. In this connection, please revise to complete the penultimate sentence in the second paragraph. Further, if this sentence duplicates the sentence in the third paragraph please revise to eliminate the redundancy.
12. Please revise the table to present clarify that the expenses are offering expenses as distinct from underwriting discounts and commissions.

13. Please revise to include a description of the underwriting arrangements for the offering, that is, that this is a best-efforts direct participation offering. Also, we note on page 14 that Mr. Jack will receive no compensation in connection with his participation in the offering of your securities. Please revise to reflect that Mr. Jack will be participating in the offering of your shares for no compensation.
Prospectus Summary
14. Please revise to disclose the percentage of voting shares that Mr. Jack will own after the offering and, that as a result he will be able to control the election of directors and other material matters, such as mergers and sales, subject to a shareholder vote.

Risk Factors, page 6
15. Please add a risk factor addressing the risk of losing the services and financial support of your president Mr. Jack.

We are solely dependent upon the funds to be raised in this offering to start our business, the proceeds of which may be insufficient to achieve revenues. If we need additional funds and can`t raise them we will have to terminate our operations, page 7
16. Please revise to disclose what you mean by your statement that you "have not started [your] business." For example, if you are referring to your operations please revise to note this fact.

Because our sole officer and director who is also our sole
promoter,
will own 83.33% of the total outstanding common stock..., page 9
17. You state that "[e]ven if you sell all 2,000,000 shares of common
stock in this offering, James M. Jack will own 83.33% of the total outstanding common stock if the minimum amount of the offering is sold and 71.43% of the total outstanding common stock if the maximum amount of the offering is sold."  Please revise to note how Mr.
Jack
will own 83.33% of the total outstanding shares if you sell
2,000,000
shares of common stock in this offering.

Use of Proceeds, page 10
18. You state that "[u]pon the completion of this offering, we intend to immediately initiate the development of our website `www.cascadecoaching.com.`" We note there is a message posted on www.cascadecoaching.com stating that "[i]f you are the current registrant for this domain name and wish to continue the registration on the domain, you must immediately renew the domain to ensure the name is not deleted from your account." Please advise us as to the status of the domain name.

Plan of Distribution; Term of Offering, page 13
19. Please expand your disclosure regarding your plan of distribution to describe how you intend to offer your common stock. In addition, please provide us with an analysis of the procedures you intend to employ in offering your stock through various media and through investment meetings.

In your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

      - the communications used;
      - the availability of the preliminary prospectus;
      - the funding of an account and payment of the purchase price.




Business, page 17

Our Strategy, page 17
20. You state that you will provide consulting services to corporate executives that focuses on issues such as: skills assessment; clarifying goals and identifying targets; adapting to a specific corporate culture; effectively communicating with employees; reducing and eliminating personality conflict within the organization; and time management. Please revise to note whether Mr. Jack or someone else will provide these consulting services and note their experience in providing these specific consulting services.

Competition, page 18
21. Please discuss your intended principal methods of competition. See Item 101 of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition or Plan of Operation, page 20
22. You state that you have received a going concern opinion because you "have not generated any revenues." We note on page F-1 that Malone & Bailey, PC stated it had substantial doubt about your ability to continue as a going because you have suffered initial losses, have no operations, and have a working capital deficiency. Please revise this section to note all the reasons stated by your auditors for issuing a going concern opinion.
23. You state that the difference between raising the minimum and maximum amounts in this offering relates "to the website development;
marketing and advertising; equipment and office furniture; hiring one employee; and, attending conferences." Please revise to note in more detail the specific differences in how you will operate your business based on whether you raise the minimum or maximum amounts in this offering.

Plan of Operation, page 21
24. We note your statement that you believe that once your website is
fully operational you will be able to provide a wide selection of advisory services that you can offer. Please revise to explain the import of this statement.  In this connection, we note from page
10
that you expect it will take three months to create a "workable" website and that if you raise the minimum you will spend $5,000 on website development and if you raise the maximum you will spend $7,500 on website development. Please revise to explain whether if you only raise the minimum your website will be fully operational. Further, please revise to disclose how you will provide services via your website
25. In the penultimate paragraph of this section, you state that if you "are unable to negotiate suitable terms with service providers to enable us to represent their companies, or if we are unable to attract clients to use our advisory services, we may have to suspend or cease operations." Please revise to note the type of service providers you will represent and revise to describe the representation you will be providing the service providers.

Results of operations, page 23

From Inception on May 18, 2005 to June 30, 2005, page 23
26. You state on page 22, that "within 90 days from the initial launch of our marketing program, we believe that we will begin generating fees from our advisory services." In this section you state that you "expect to begin operations 100 days after we complete this offering." Please reconcile these two statements. Also, please define the term "operations."

Liquidity and capital resources, page 23
27. In the second full paragraph, you state that your "sole officer and director is willing to commit to loan us money for our operations until this offering has been completed or until the offering period has expired." Please revise to note the terms of Mr. Jack`s commitment to loan you money and to disclose whether you have a written or oral agreement regarding the commitment. If you have a written agreement, please file it as an Exhibit.

Conflicts of Interest, page 25
28. Please revise to clarify how the other businesses in which Mr. Jack is involved are not competitors of yours. For instance, Repertoire Catering and Consulting appears to engage in a business similar to that in which you intend to engage.

Future sales by existing stockholders, page 27
29. Please revise to note the exact date your common shares will begin to become available to be sold to the public under Rule 144 and the amount of those shares.




Description of Securities, page 27
30. Please identify your common stock as "penny stock."

Certain Transactions, page 28
31.  Please revise the heading "Certain Transactions" to read
"Certain Relationships and Related Transactions."

Part II
Signatures, page 42
32. Pursuant to the requirements of the Securities Act of 1933, please include the signature of your president and principal officer in his official capacity and note the date the document was signed.
Refer to the requirements of Form SB-2.

Exhibit 5.1- Legal Opinion
33. We note that your legal opinion is addressed to us. Please have counsel revise the opinion to address it to you.
34. In the first full paragraph of the legal opinion, it states that you are "a duly and legally organized and exiting Nevada state corporation." Please have counsel revise the opinion to note that you are an existing Nevada state corporation, not an exiting Nevada state corporation.
35. In the second full paragraph of the legal opinion, it states that the shares will be "duly authorized, fully paid for and non-assessable." Please have counsel revise the opinion to state that the shares will be legally issued.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






	You may contact Wilson Lee, Accountant, at (202) 551-3468 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3495 with any other questions.


      Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Conrad C. Lysiak, Esq. (via facsimile)

??

??

??

??

James M. Jack
Cascade Coaching Corp.
November 15, 2005
Page 1